Phone:	212-885-5369

Fax:	212-885-5001

Email:	ESimonson@BlankRome.com

January 28, 2013

VIA EDGAR (FILE TYPE CORRESP), EMAIL AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attention: Peggy Kim, Special Counsel

Re:	Vermillion, Inc. Preliminary Proxy Statement filed by György B. Bessenyei,

Gregory V. Novak, and Robert S. Goggin

Filed December 12, 2012

File No. 1-34810

Dear Ms. Kim:

This letter is in response to the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated December 20, 2012 (the “Comment Letter”), addressed to Eric Simonson, Esq., counsel to Gyӧrgy B. Bessenyei, Gregory V. Novak, and Robert S. Goggin (the “Participants”). The Staff issued the Comment Letter in connection with the Participants’ filing on December 12, 2012 of an amended Preliminary Proxy Statement in connection with Vermillion, Inc. (the “Issuer” or “Company”). In order to facilitate your review, the Staff’s comment, reproduced below, is followed by our response to the comment.

Preliminary Proxy Statement

Proposal No. 1—Election of the Group Nominee as Director

1.	We note that “in the event that a vacancy in the slate of Group Nominee should occur unexpectedly, the shares of Common Stock…will be voted for a substitute candidate selected by the Group.” On the cover page of the proxy statement, however, you state that “if the Group Nominee is unable to serve, we expect that the members of the Company’s Board of Directors will fill the vacancy.” Please reconcile the discrepancy in the disclosure.

The Chrysler Building 405 Lexington Avenue New York, NY 10174

www.BlankRome.com

California • Delaware • Florida • New Jersey • New York • Ohio • Pennsylvania • Texas • Washington, DC • Hong Kong

Securities and Exchange Commission

January 28, 2013

Response: The Participants will amend the Preliminary Proxy Statement to clarify that if the Group Nominee is unable to serve on the Company’s Board of Directors prior to the annual meeting, the shares of common stock will be voted by the Participants for a substitute candidate. If the Group Nominee is unable to serve after he is elected, the Participants expect that the members of the Company’s Board of Directors will fill the vacancy.

2.	Please revise to describe the specific experience, qualifications, attributes or skills that led to the conclusion that the Group Nominee should be nominated to serve as a director. Refer to Item 401(e)(i) of Regulation S-K, and corresponding Item 7(b) of Schedule 14A.

Response: The Preliminary Proxy Statement provides information as to the Group Nominees experience, qualifications, attributes and skills that support the Group’s decision to nominate the Group Nominee. See “Biographical Information Regarding the Group Nominee.” The Participants will amend the Preliminary Proxy Statement to supplement this disclosure to more clearly disclose that the Participants believe that the Group Nominee should be nominated to serve as a director because of his leadership and business skills acquired from managing his own law firm, his experience obtained through his professional activities as a lawyer, his experience as an investor and his commitment to represent the interests of the stockholders of the Company.

3.	We note that the Group believes that Mr. Goggin would be considered “independent.” Please disclose whether Mr. Goggin is independent as defined under the Nasdaq listing rules.

Response: The Participants will amend the Preliminary Proxy Statement to disclose that Mr. Goggin is independent as defined under the Nasdaq listing rules.

Securities and Exchange Commission

January 28, 2013

If any member of the Staff should have any questions regarding the Preliminary Proxy Statement or our response to the Comment Letter, please do not hesitate to contact me at 212.885.5369 (fax 917.332.3846) or ESimonson@BlankRome.com.

Sincerely,

/s/ Eric Simonson
Eric Simonson

cc:	Gyӧrgy B. Bessenyei
Gregory V, Novak
Robert S. Goggin